UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Amended and Restated Handbook for Participation in Annual and Extraordinary General Meetings

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: April 5, 2021

Item 1

Amended and Restated Handbook for Participation in Annual and Extraordinary General Meetings

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.3.0053158-2

Handbook for Participation in Annual and Extraordinary General Meetings

April 16, 2021

INDEX

1. Invitation

2. Procedures and Terms

3. Call Notice

4. Information on the Matters Subject to Resolution

1. INVITATION

Natura &Co Holding S.A. (“Company” or “Natura &Co”) invites its shareholders to attend the Annual and Extraordinary General Meetings (“AEGM" or “Meetings”) to be held at 8:00 a.m., Brasília time, on April 16, 2021, in an exclusively digital manner, with participation by means of the Chorus Call electronic system, in order to resolve upon the matters contained in the call notice, according to item 3 of this Handbook for Participation in General Meetings (“Handbook”).

With the purpose of facilitating and encouraging the participation in the General Meetings, the Company will make available, through the worldwide web, the information and documents set out in Law No. 6.404, of December 15, 1976 (“Corporations Act”) and the Brazilian Securities and Exchange Commission (“CVM”) Ruling No. 481, of December 17, 2009 (“CVM Rule No. 481”).

Please feel free to examine the Management Proposal and other documents related to the AEGM on Natura &Co Investor Relations website (https://ri.naturaeco.com), on the CVM website (www.gov.br/cvm), on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and in the Company’s principal place of business.

According to the provisions of the Corporations Law and CVM Rule No. 481, and except as otherwise provided by law, the Company shall conduct its AEGM exclusively in a digital manner, through the Chorus Call electronic system, without the possibility of physical attendance. As known to its shareholders, Brazil and the world are facing a delicate moment with the new coronavirus (COVID-19). The measures recommended by the authorities to prevent its spread include the avoidance of gatherings, such as general meetings.

São Paulo, March 16, 2021.

Viviane Behar de Castro

Investor Relations Officer

2. PROCEDURES AND TERMS

Participation of shareholders in the General Meetings is of great importance.

For the Annual General Meeting to occur, on first call, the attendance of shareholders representing at least one fourth (1/4) of the registered common shares without par value issued by the Company is required, pursuant to article 125 of the Corporations Law. For the Extraordinary General Meeting to occur, on first call, the attendance of shareholders holding at least two thirds (2/3) of the registered common shares without par value issued by the Company is required, pursuant to the provisions of article 135 of the Corporations Act.

In case such quorum is not reached, the Company will announce a new date for the General Meetings to be held. On second call, they can be instated with any given number of attending shareholders.

The shareholders shall participate in an exclusively digital manner, by means of the Chorus Call electronic system, without the possibility of physical attendance. The shareholders may also cast their votes by means of the voting right by means of the remote voting ballot (“Ballot”), as provided for in CVM Rule No. 481.

2.1. Attending Shareholder

The AEGM shall be held in an exclusively digital manner, by means of the Chorus Call electronic system, without the possibility of physical attendance.

The Company shall begin the registration of shareholders to attend the General Meetings soon after publication of the Call Notice. In case of doubt, please contact Natura &Co Investor Relations Office either via email (ri@natura.net) or on telephone number +55 (11) 4389-7881.

Pursuant to article 21-C, paragraphs 2 and 3 of CVM Rule No. 481, the shareholders will have the option of (i) simply attending the Meetings, whether or not they have sent the Ballot remotely; or (ii) attending and voting at the Meetings, provided that, with respect to the shareholder that has already sent the Ballot, if such a shareholder wishes to vote at the Meetings, all voting instructions received through the Ballot will be disregarded.

In order to participate in the Meetings in a digital manner, the shareholders must request the prior registration through the following electronic address: ri@natura.net (subject: “Participation AEGM 2021”), including in the same e-mail, its e-mail address and a phone number, as well as the necessary documentation, as indicated below. The registration request for digital participation in the Meetings must be received by the Company by April 14, 2021. The necessary documentation is included below:

#	Shareholder	Required Documents
1	Individual	A certified copy of the identification document with the shareholder’s photo. Example: ID Card (RG), ID Card for Foreigners (RNE), Driver’s License or trade association card or work cards issued by the Government agencies, provided they contain a photo of their holder
2	Legal Entity

Certified copies of the following documents:

- restated bylaws or the most recent articles of association and corporate documents that may evidence the Shareholder’s legal representation; and

- identification document of the legal representative according to item 1 above.

3	Shareholder organized as Investment Fund	Certified copies of the following documents: - the most recent restated regulations of the fund;

#	Shareholder	Required Documents

- the most recent restated bylaws or articles of organization of the administrator or manager, as the case may be, in accordance with the voting policy of the fund and corporate documents that may evidence representation powers; and

- identification document of the legal representative according to item 1 above.

4	All Shareholders	Updated statement of ownership of the ordinary shares, nominative or nonpar, issued by the Company, dispatched by Itaú and/or by a custodian institution.

The Company will not demand certification of signature and/or consularization or apostille of the proxies granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the proxies and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

Shareholders that do not send the necessary information by e-mail pursuant to this Manual until April 14, 2021 will not be allowed to participate in the AEGM in a digital manner.

2.2. Shareholders Represented by Proxy

The Shareholder who cannot attend the Meetings may be represented by a Proxy appointed less the one (1) year ago, as set out in paragraph 1 of article 126 of the Corporations Law.

The proxies, pursuant to paragraph 1 of article 126 of the Corporations Law, may only be granted to people who meet at least one of the following requisites:

i.	is a shareholder or manager of the Company;

ii.	is a lawyer; or
iii.	is a financial institution.

For the shareholders who are legal entities, according to the understanding of the CVM Board at a meeting held on November 4, 2014 (CVM Proceedings RJ2014/3578), the proxy does not need to be:

i.	a shareholder or manager of the Company;

ii.	a lawyer; or
iii.	a financial institution.

The Company shall begin the registration of shareholders represented by proxy soon after publication of the Call Notice.

In case of doubt, please contact Natura &Co Investor Relations Office either via email (ri@natura.net) or on telephone number +55 (11) 4389-7881.

In order to participate in the Meetings in an exclusively digital manner, the Proxy must also request prior registration by means of the e-mail address ri@natura.net (subject: "Participation AEGM 2021"), together with the digital submission, in the same e-mail, of the information and necessary documentation, as indicated below. The registration request for digital participation in the Meetings must be received by the Company by April 14, 2021. The necessary documentation is included below:

i.	Instrument of proxy granted by the Shareholder to the Proxy;

ii.	E-mail and phone number of the Proxy;

iii.	A certified copy of the identification document with the Proxy’s photo (Examples: ID Card (RG), ID Card for Foreigners (RNE), Driver’s License or trade association card or work cards issued by the Government agencies, provided they contain a photo of their holder); and

iv.	Documents of the Shareholder listed in the chart in item 2.1 above, as the case may be.

Proxies representing more than one shareholder must attached the representation documents for the registration of each shareholder to be represented at the AEGM, as provided above.

Proxies that do not send the necessary information by e-mail pursuant to this Manual until April 14, 2021 will not be allowed to participate in the AEGM in a digital manner.

The Proxies that do not send all necessary information in accordance with this Handbook by April 14, 2021, may not participate in the Meetings in an exclusively digital manner.

2.3. Procedures for Voting in a Digital Manner

The shareholders or their Proxies who enable themselves until the due date, so as to participate in a digital manner, will receive an e-mail that confirms the registration.

Until 3:00 p.m. of April 15, 2021, the Company will send to the Participants that have registered and e-mail with the link, the password and other necessary information to participate by means of the digital platform Chorus Call.

In case the shareholder or their Proxy, who has requested their participation and received confirmation of registration, does not receive the e-mail with instructions to access the platform Chorus Call until 3:00 p.m. of April 15, 2021, shall make contact with the Company until 6:00 p.m. of April 15, 2021, by means of the e-mail address ri@natura.net or the telephone number +55 (11) 4389-7881, so that the access instructions may be resent (or provided by telephone).

In order to access the digital platform Chorus Call, the shareholder or their Proxy must have access to a computer equipped with a camera and audio that can be used. Chorus Call recommends that the access to its platform be made through the Google Chrome browser. The digital platform Chorus Call allows the Participants to access the audio and video of the AEGM, as well as to manifest themselves by means of the microphone of their computer.

The digital platform Chorus Call can simultaneously accommodate up to fifty (50) participants by computer access. In case the number of the participants of the AEGM exceeds this capacity, the additional Participants must access the AEGM through a teleconference platform. In such a case, the access information will be sent to the participant by e-mail until 3:00 p.m. of April 15, 2021. If a shareholder prefers to access the AEGM through teleconference, it must indicate this option at the time of registration.

On the date of the AEGM, the access link to the digital platform Chorus Call will be available as of thirty (30) minutes prior to the beginning of the AEGM and no later than five (5) minutes after the start time of the AEGM. After this time, the shareholder may no longer access the AEGM, regardless of the prior registration.

The Company recommends that the Participants become previously familiar with the use of the digital platform, as well as to ensure that their electronic devices are compatible with the platform. On the date of the AEGM, the Company recommends that the shareholders access the platform in due time before the start time of the AEGM.

The access information is individual and non-transferable and may not be shared by the registered shareholder or proxy.

On the date of the AEGM, the shareholder or Proxy duly registered who registers its presence in a digital manner through the electronic system Chorus Call will be considered present in the AEGM and signatories of its minutes, in accordance with article 21-V, item III and single paragraph of CVM Rule No. 481.

The Participant will be exclusively responsible for ensuring that its equipment is compatible with the digital platform. The Company will not be responsible for any operational or connection problems that the shareholders may face and other situations outside the control of the Company, such as connection instability or incompatibility of the electronic system with the participant’s equipment. The AEGM will be recorded by the Company, pursuant to article 21- C, §1, item III of CVM Rule No. 481.

2.4. Participation by Remote Voting

The shareholders may also cast their votes in the General Meetings by means of the Ballot, as provided for in CVM Rule No. 481. The vote shall be formalized by means of the Ballot, according to versions made available by the Company on its Investor Relations website (https://ri.naturaeco.com), on the CVM website (https://www.gov.br/cvm) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Please note that since an Annual General Meeting and an Extraordinary General Meeting shall be held on the same day, the shareholders must deliver individual Ballots for each General Meeting for which they wish to cast their vote.

In the Ballot, the following data must be filled in: (i) full name or corporate name; and (ii) National Register of Legal Entities (CNPJ) or Individual Taxpayers’ Register (CPF) of the Ministry of Economy. Providing an e-mail address is advisable, but not mandatory.

Any shareholder who opts for exercising their remote voting right through the Ballot may (i) fill out the Ballot and submit it directly to the Company, on hard copy or by digital means; (ii) in case the shareholders have shares issued by the Company deposited with custody institutions, the shareholder must submit the voting instructions to the custody institutions, which will send the votes to the Depository Center of B3 S.A. - Brasil, Bolsa, Balcão, subject to the established procedures and documents required by the respective custody institution; or (iii) in case the shareholders have shares issued by the Company deposited with a financial depository institution responsible for the Company’s book-entry share services, namely, Itaú Corretora de Valores S.A. (CNPJ/ME No. 61.194.353/0001-64) (“Itaú”), the shareholder must submit the voting instructions to Itaú, subject to the procedures established and documents demanded by Itaú.

Notwithstanding the possibility of sending the Ballot and other documents in physical form, in view of the delicate moment faced with the new coronavirus (COVID-19), the Company requests the shareholders who wish to send the Ballot directly to the Company to, to the extent possible, adopt the digital form, through the electronic address: ri@natura.net (subject: “Remote Voting Ballot AEGM 2021”).

For the Ballot to be considered valid and for the votes therein to be counted as an integral part of the quorum of the AEGM (i) all fields must be properly filled; (ii) all pages must be initialed by the shareholder (or their legal representative, as the case may be); and (iii) finally, the shareholder (or its legal representative, as the case may be) must sign it.

The deadline for receipt of the Ballot sent directly to the Company (in hard copies or digitally) or through service providers (as per article 21-B of CVM Rule No. 481) is April 9, 2021 (including such date). The Ballots received after such date will be disregarded.

2.4.1. Exercise of remote voting right by means of the Ballot in digital format:

Any shareholder who opts for exercising its remote voting right by sending the Ballot directly to the Company in digital format shall send the documents listed below exclusively to the electronic address ri@natura.net (Subject: 2021 AEGM Remote Voting Ballot):

(i) a digitalized copy of the Ballot, duly filled out, initialed and signed, with the signature being certified by a notary public; and

(ii) a digitalized certified copy of the following documents: (a) individual shareholders: an identification document with a photograph; (b) legal entity shareholders: certified copies of the last restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s); and (c) shareholders that are investment funds: certified copies of the latest restated internal regulations of the fund, bylaws or articles of association of its manager and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the proxies granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the proxies and documents drawn up or translated into Portuguese or English, nor of the documents attached with the respective translations into such languages.

The Ballot and the related documentation shall only be deemed received by the Company and, therefore, taken into consideration for the quorums of the AEGM if the Company receives the digitalized copy as per items (i) and (ii) above, up to seven (7) days before the date the AEGM is to be held, that is, by April 9, 2021 (including such date). The Ballots and the related documentation received after such date will be disregarded.

Once the Ballot and other required documentation have been received in digital format, the Company will inform the shareholder, by electronic mail, within three (3) days, of the receipt of the Ballot, and if the Ballot and any supporting documents are sufficient for the Shareholder vote to be deemed valid or if there is need of rectification or new submission of the Ballot or supporting documents, describing the procedures and terms necessary for regularization of the remote voting.

The Shareholder may rectify or resend the Ballot or the documents accompanying it, observing the deadline of April 9, 2021 (including such date). The Ballots and/or their supporting documents received after such date will be disregarded.

2.4.2. Exercise of remote voting right by means of the Ballot sent directly to the Company on hard copy:

Any shareholder who opts for exercising their remote voting right by sending the Ballot directly to the Company shall send, on hard copy, the documents listed below to the Company's principal place of business located at Avenida Alexandre Colares, nº 1188, sala A17, Bloco A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, to the attention of “Tamires Quirino Parini - Investor Relations Office - 2021 AEGM”:

(i) a hard copy of the Ballot, duly filled out, initialed and signed, with the signature being certified by a notary public; and

(ii) certified copy of the following documents: (a) individual shareholders: an identification document with picture; (b) legal entity shareholders: certified copies of the last restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s); and (c) shareholders that are investment funds: certified copies of the latest restated internal regulations of the fund, bylaws or articles of association of its manager and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the proxies granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the proxies and documents drawn up or translated into Portuguese or English, nor or the documents attached with the respective translations into such languages.

The Ballot and the related documentation shall only be deemed received by the Company and, therefore, taken into consideration for the quorums of the AEGM if the Company receives the hard copy of such documents as per items (i) and (ii) above, up to seven (7) days before the date the AEGM is to be held, that is, by April 9, 2021 (including such date). The Ballots and the related documentation received after such date will be disregarded.

Once the Ballot and other required documentation have been received in their hard copies, the Company will inform the shareholder, preferably through electronic mail, within three (3) days, of the receipt of the Ballot, and if the Ballot and any supporting documents are sufficient for the Shareholder vote to be deemed valid or if there is need of rectification or new submission of the Ballot or supporting documents, describing the procedures and terms necessary for the regularization of the remote voting.

The Shareholder may rectify or resend the Ballot or the documents accompanying it, observing the deadline of April 9, 2021 (including such date). The Ballots and/or their supporting documents received after such date will be disregarded.

2.5. Conflict of Interests

During the holding of the AEGM, as it occurs in the meetings of the Company’s management and inspection bodies, the attending shareholders must pronounce themselves upon the existence of any situation of conflict of interests in any matters under discussion or subject to resolution, in which their independence that may be jeopardized. Any attending shareholder who has knowledge of a situation of conflict in relation to another shareholder and the matter subject to resolution shall also pronounce themselves.

Upon pronouncement of a conflict of interests, the conflicted shareholder shall abstain from taking part in the resolution in relation to that matter. In case the conflicted shareholder refuses to abstain from the resolutions, the chairman of the AEGM shall determine the annulment of the conflicted votes rendered, even if after the conclave.

3. CALL NOTICE

NATURA &CO HOLDING S.A.

National Register of Legal Entities (CNPJ/ME) No. 32.785.497/0001-97	Publicly Held Company	State Registration (NIRE) 35.300.531.582

CALL NOTICE OF THE

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

The Board of Directors of NATURA &CO HOLDING S.A. (“Company”), by its Co-Chairman, Mr. Guilherme Peirão Leal, invites the Shareholders of the Company to meet at the annual and extraordinary general meetings to be jointly held at 8:00 a.m., Brasília time, of April 16, 2021 (“Meetings” or “AEGM”), in an exclusively digital manner, with participation by means of an electronic system to be informed in due course, in order to resolve upon the following matters included in the agenda:

At the Annual General Meeting:

(1) review the management's accounts, examine, discuss and vote on the management report and the financial statements, together with the independent auditors' report, for the fiscal year ended on December 31, 2020;

(2) examine, discuss and vote on the proposed allocation of the losses assessed in the fiscal year ended on December 31, 2020 to the Company accrued losses account; and

(3) define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2021.

At the Extraordinary General Meeting:

(1) resolve on the rectification and ratification of the global compensation of the Company's managers relating to the period from May 2020 to April 2021, fixed at the Company's Annual General Meeting held on April 30, 2020;

(2) resolve on the absorption of the losses assessed in the fiscal year ended on December 31, 2020 by the capital reserve account related to the premium in the issue/sale of shares of the Company;

(3) resolve on the independence of Mrs. Georgia Garinois-Melenikiotou, candidate to the Company's Board of Directors;

(4) resolve on the election of Mrs. Georgia Garinois-Melenikiotou to hold office as independent member of the Company’s Board of Directors, for a term of office unified with the other members of the Board of Directors, which will end on the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2021;

(5) resolve on the update to article 5 of the Company's Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors' Meeting held on March 16, 2021;

(6) resolve on the amendment to paragraph 1, article 16 of the Company's Bylaws to provide that a majority of the Board of Directors be composed of external members, having at least one third of independent members;

(7) resolve on the amendment to letter “j”, paragraph 4, article 18 of the Company's Bylaws, to exclude the obligation that at least one Co-Chairman of the Board of Directors be a member of the Organizational Development and Personnel Committee;

(8) resolve on the amendment to item (xxv) in article 20 of the Company's Bylaws, to provide that the Board of Directors shall issue a statement on conducting public offerings for the purchase of shares the subject matter of which are other securities convertible into or exchangeable for shares issued by the Company, in addition to its shares;

(9) resolve on the inclusion of new item (xxviii) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall issue a statement on the terms and conditions of corporate restructurings, capital increases and other transactions giving rise to change of control, and decide whether these transactions assure fair and equitable treatment to the Company’s shareholders;

(10) resolve on the inclusion of new item (xxix) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall assess and annually disclose who are the independent directors of the Company, as well as inform and justify any circumstances that may jeopardize their independence;

(11) resolve on the inclusion of new item (xxx) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall resolve on the transactions with related parties it is empowered to resolve upon, as defined in the corresponding policy of the Company;

(12) resolve on the amendment to item (xxvi), article 20 and to letter “c”, paragraph 2, article 24 of the Company's Bylaws, to correct the wording and cross-reference; and

(13) resolve on the restatement of the Company's Bylaws, to reflect the amendments set forth in the items above.

General Information:

According to the provisions of Law No. 6.404, of December 15, 1976 (“Corporations Law”), and CVM Rule No. 481, of December 17, 2020 (“CVM Rule No. 481”), the Company shall conduct its AEGM exclusively in a digital manner, through an electronic system to be informed in due course, without the possibility of physical attendance. As known to its shareholders, Brazil and the world are facing a delicate moment with the new coronavirus (COVID-19). The measures recommended by the authorities to prevent its spread include the avoidance of gatherings, such as general meetings.

Shareholders holding registered common shares without par value, issued by the Company, may participate in the General Meetings by themselves, by their legal representatives or proxies, provided that said shares are kept in their name with the financial depository institution in charge of the Company’s book-entry share service, namely, Itaú Corretora de Valores S.A. (CNPJ/ME No. 61.194.353/0001-64) (“Itaú“), as provided for in article 126 of the Corporations Law. The shareholders that participate in the Fungible Custody of Registered Shares of B3 S.A. - Brasil, Bolsa, Balcão that wish to participate in the General Meetings shall present an updated statement of their equity interest provided by the custodian institution.

Remote Voting Ballot

If the shareholder opts for the exercise of the remote voting right by means of the remote voting ballot (“Ballot”), made available by the Company pursuant to the provisions of CVM Rule No. 481, he/she may send the Ballot by the following channels: (1) in case of shares issued by the Company deposited with a financial depository institution responsible for the Company’s book-entry share services, submit the voting instructions to Itaú, subject to the procedures established and documents demanded by Itaú, as informed in the Meeting Attendance Manual; (2) in case they have shares issued by the Company deposited with custody institutions, submit the voting instructions to the custody institutions, which will send the votes to the Depository Center of B3 S.A. - Brasil, Bolsa, Balcão, subject to the established procedures and documents required by the respective custody institution, as informed in the Meeting Attendance Manual; (3) directly to the Company, both in physical or digital means, according to instructions and terms contained in the Handbook for Participation in General Meetings and in the Ballots, or also (4) by sending the Ballot in digital format. For more information about the exercise of the remote voting right, we request the shareholders to verify the rules provided for in CVM Rule No. 481, as well as the instructions and terms contained in the Handbook for Participation in General Meetings and in the Ballots published by the Company.

If the Ballot is sent directly to the Company, within three (3) days from receipt of the physical or digital copies of the Ballot and other required documents, the Company will send an acknowledgment of receipt to the shareholder, preferably by means of the electronic address indicated by the shareholder in the Ballot, regarding the receipt of the documents and their acceptance.

Notwithstanding the possibility of sending the Ballot and other documents in physical form, in view of the delicate moment faced with the new coronavirus (COVID-19), the Company requests the shareholders who wish to send the Ballot directly to the Company to, to the extent possible, adopt the digital form, through the electronic address: ri@natura.net (subject: “Remote Voting Ballot AEGM 2021”).

Digital participation

The shareholders may also participate in the Meetings in a digital manner, by means of an electronic system to be informed in due course, pursuant to the Handbook for Participation in General Meetings and the Management Proposal. Pursuant to article 21-C, paragraphs 2 and 3 of CVM Rule No. 481, the shareholders will have the option of (i) simply attending the Meetings, whether or not they have sent the Ballot remotely; or (ii) attending and voting at the Meetings, provided that, with respect to the shareholder that has already sent the Ballot, if such a shareholder wishes to vote at the Meetings, all voting instructions received through the Ballot will be disregarded.

In order to participate in the Meetings in a digital manner, the shareholders must request the prior registration through the following electronic address: ri@natura.net (subject: “Participation AEGM 2021”), together with the digital submission, in the same electronic address, of the necessary documentation, as indicated below and in the Handbook for Participation in General Meetings, which establishes in greater detail the necessary documents for prior registration, digital participation and how to receive the link to access the Meetings. The registration request for digital participation in the Meetings must be received by the Company by April 14, 2021.

For registration purposes, the Shareholders must send to the Company, no later than April 14, 2021, an updated proof of ownership of the Company's registered common shares without par value, issued by Itaú and/or by a custodian institution, as well as the following documents: (i) individual shareholders: an identification document with picture; (ii) legal entity shareholders: certified copies of the last restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s); (iii) shareholders that are investment funds: certified copies of the latest restated regulations of the fund, bylaws or articles of association of its managers and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the proxies granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the proxies and documents drawn up or translated into Portuguese or English, nor of the documents attached with their respective translations into such languages.

The Handbook for Participation in General Meetings and the Management Proposal, as well as the other documents provided by law and in the applicable regulation, remain available to the shareholders at the Company's principal place of business located at Avenida Alexandre Colares, nº 1.188, Sala A17, Bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, on the Company's Investor Relations website (https://ri.naturaeco.com), on the Securities Commission website (www.gov.br/cvm) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), containing all information required to better understand the matters above, pursuant to the provisions of paragraph 6, article 124, of article 133 and paragraph 3, article 135 of the Corporations Law and article 6 of CVM Rule No. 481.

São Paulo, March 16, 2021.

GUILHERME PEIRÃO LEAL

Co-chairman of the Board of Directors

4. INFORMATION ON THE MATTERS SUBJECT TO RESOLUTION

To obtain information on the matters subject to resolution in the General Meetings, we refer to the Management Proposal and other documents relating to the AEGM made available by the Company on its Investor Relations website (https://ri.naturaeco.com), on the CVM website (www.gov.br/cvm), on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and in the Company’s principal place of business.